Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Meridian Gold Strengthens Leadership Team

    RENO, NV, Jan. 26 /CNW/ - Meridian Gold Inc. ("Meridian Gold" or the
"Company") (TSX: MNG) (NYSE: MDG) is pleased to announce the hiring of Mr.
Howard Stevenson as its Vice President, Business Development. Mr. Stevenson
will assume responsibilities for the Business Development function on
March 1, 2007. Mr. Stevenson will play a key role in assuring Meridian Gold achieves its growth initiatives to become a one million ounce producer over the next few years.
    Mr. Stevenson comes to Meridian Gold with over twenty years experience in the mining industry, most recently with Gold Fields Limited, where his career spanned more than fifteen years. Mr. Stevenson's career has included leadership positions in the Business Development function for Gold Fields
Limited, as well as management level operations and project governance responsibilities. Mr. Stevenson is an alumnus of the University of Dublin,
Trinity College (Mechanical Engineering) and of New York University's Stern
School of Business (MBA).
    Mr. Edward Dowling, President and CEO for Meridian Gold, commented,
"Howard brings an extensive background in business development and project delivery, which will greatly strengthen our Leadership Team's ability to analyze and capitalize on business opportunities. Howard's skills and achievements in the business development function will be counted upon to help
Meridian Gold continue to deliver exceptional shareholder returns while focusing on our growth initiatives. I am excited to have Howard joining our team and look forward to his future contributions."
    Mr. Stevenson's wife, Tracey, and their two daughters are preparing to relocate to Reno, Nevada.

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    Meridian Gold Inc. is a different kind of gold company. The focus is on profitability, and the quality of the ounces produced, not the quantity of ounces produced. The quality of these ounces is measured by the value delivered to all stakeholders during the process; including all shareholders, employees and the communities and environment in which Meridian lives and operates.

    Safe Harbor Statement under the United States Private Securities
Litigation Reform Act of 1995: Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private
Securities Litigation Reform Act of 1995 and Canadian securities legislation.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements.

    %SEDAR: 00002087E          %CIK: 0001016888

    /For further information: please visit our website at
www.meridiangold.com, or contact: Krista Muhr, Senior Manager, Tel:
(800) 572-4519, Investor Relations Fax: (775) 850-3733, E-mail:
krista.muhr(at)meridiangold.com/
    (MNG. MDG)

CO:  Meridian Gold Inc.

CNW 08:00e 26-JAN-07